UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Completes Acquisition of Workforce Assessment Provider, PDRI

Acquisition to significantly expand Pearson's services to U.S. Federal Government

LONDON - 23 March 2023 - Pearson today announces it has completed the acquisition of Personnel Decisions Research Institutes, LLC ('PDRI'), a trusted provider of workforce assessment services. PDRI has significant expertise in providing assessment solutions to the U.S. federal government, one of the largest employers in the U.S. with more than 4 million employees. This acquisition further expands Pearson's portfolio, accelerating the Company's strategy to capture new market opportunities and grow its presence with large employers. PDRI will now operate under the 'PDRI by Pearson' brand name.

Founded in 1975, PDRI has built a strong reputation for delivering quality talent assessments, including tailored assessments to support hiring practices for U.S. federal government agencies. The acquisition significantly expands Pearson's services to U.S. federal agencies, including through PDRI's partnership with the Office of Personnel Management to deliver the USA Hire platform. The USA Hire platform serves more than 40 agencies and is utilised to assess more than 500,000 applicants annually.

PDRI will join Pearson's Assessment & Qualifications division. Within this division, Pearson and PDRI already have an established, strong working relationship, partnering to deliver assessments to federal jobseekers at Pearson VUE test centers. This acquisition unlocks synergies between Pearson and PDRI, whilst bringing new capabilities for Pearson to explore as the company grows its long-standing enterprise learning presence.

The consideration for PDRI represents an enterprise value of $190m, which has been funded from Pearson's existing cash and available liquidity. PDRI has a highly attractive financial profile with an impressive revenue growth opportunity, good margins and strong cash flow conversion. In the year ending December 2021, PDRI recognised revenues of $33m and delivered EBITDA CAGR of 12% from 2018-2021. The acquisition will be accretive to growth and margins for our Assessment & Qualifications division, as well as driving returns for shareholders.

Andy Bird, Chief Executive of Pearson, said: "We are pleased to have completed the acquisition of PDRI, which provides an excellent opportunity to expand our reach in this strategically important market for Pearson and our assessments business. Pearson and PDRI share a culture and commitment of serving trusted, secure, and innovative assessment solutions to major employers and millions of people looking to establish and grow their careers. We look forward to welcoming the PDRI team to Pearson and together we will be fully focused on executing against the growth opportunity ahead."

Elaine Pulakos, Chief Executive Officer of PDRI said: "We are excited to be joining Pearson and look forward to becoming part of the growth strategy. Pearson has a reputation for quality in the assessments field and combined with our proven assessment and talent solutions, we see significant opportunity to further improve our products and reach more customers collectively. Our attention is now firmly directed towards delivering on our growth ambitions."

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Contacts:
Investor Relations
Jo Russell +44 (0) 7785 451 266 / James Caddy +44 (0) 7825 948 218 / Gemma Terry +44 (0) 7841 363 216
Teneo
Charlie Armitstead +44 (0) 7703 330 269

About Pearson
At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our c.20,000 Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers in most countries and territories around the world with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at https://plc.pearson.com/en-GB.

About PDRI
Since 1975, PDRI has built a global reputation of excellence by designing, developing and implementing high-quality, innovative talent management solutions that adhere to the highest principles of professional practice. PDRI's suite of integrated talent management solutions helps government and commercial clients hire, train, develop, manage and motivate high-performance organizations. For more information visit www.pdri.com.

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 March 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary